Exhibit 27(l) – Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the caption “Experts” in the Statement of Additional Information, dated May 1, 2026, and included in this Post-Effective Amendment No. 42 to the Registration Statement Form N-4, File No. 333-100209 of Separate Account N of ReliaStar Life Insurance Company (the “Registration Statement”).

We also consent to the use of our reports (1) dated April 1, 2026, with respect to the consolidated financial statements and supplemental schedules of ReliaStar Life Insurance Company and (2) dated April 6, 2026, with respect to the financial statements of each of the subaccounts within Separate Account N of ReliaStar Life Insurance Company, for the year ended December 31, 2025, included in this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, GA

April 14, 2026